April 11, 2006

VIA EDGAR AND FAX
-----------------

Mellissa Duru
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 7010
450 Fifth Street, N.W.
Washington, D.C.  20549-7010

         Re:      Darling International Inc.
                  Registration Statement on Form S-4
                  Filed February 2, 2006
                  Registration No. 333-131484

Dear Ms. Duru:

           On behalf of Darling International Inc., a Delaware corporation (the "Company"), I hereby submit the following statement (i) in connection with the Company's request for acceleration of effectiveness of the Company's Registration Statement on Form S-4 (as amended, the "Filing"), filed on February 2, 2006, relating to the acquisition of substantially all of the assets of National By-Products, LLC, an Iowa limited liability company, by a newly formed and wholly-owned subsidiary of the Company, and (ii) pursuant to the comments made by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") in its letter of March 3, 2006 addressed to the Company in connection with the Filing.

           The Company acknowledges that:

          o should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, such action does not foreclose the Commission from taking any action with respect to the Filing;

          o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

          o the Company may not assert the action of the Commission or the Staff in declaring the Filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                               Sincerely yours,

                                               /s/ Randall C. Stuewe

                                               Randall C. Stuewe
                                               Chairman and
                                               Chief Executive Officer